FINANCIAL PRODUCTS FACT SHEET T2300	Filed pursuant to Rule 433 Registration Statement No. 333-238458-02

Market Linked Securities—Contingent Fixed Return and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index® due April 3, 2023

Fact Sheet to Preliminary Pricing Supplement No. T2300 dated February 25, 2022

Summary of Terms

Issuer	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Agent	Wells Fargo Securities, LLC
Term	Approximately 1 year
Market Measures	S&P 500® Index, Russell 2000® Index and Nasdaq-100 Index® (each, an “Index”)
Pricing Date	February 28, 2022
Issue Date	March 3, 2022
Original Offering Price	$1,000 per security
Calculation Day	March 27, 2023. To the extent that we make any change to the expected pricing date or expected issue date, the calculation day may also be changed in our discretion to ensure that the term of the securities remains the same.
Maturity Payment Amount	See “How the maturity payment amount is calculated” on page 2
Stated Maturity	April 3, 2023. To the extent that we make any change to the expected pricing date or expected issue date, stated maturity may also be changed in our discretion to ensure that the term of the securities remains the same.
Lowest Performing Index	The Index with the lowest index return
Index Return	For each Index, ending level – starting level starting level
Starting Level	For each Index, its closing level on the pricing date
Ending Level	For each Index, its closing level on the calculation day
Threshold Level	For each Index, 70% of its starting level
Contingent Fixed Return	At least 7% of the original offering price per security (at least $70 per security), to be determined on the pricing date
Calculation Agent	Credit Suisse International
Denominations	$1,000 and any integral multiple of $1,000
Fees	Wells Fargo Securities, LLC (“WFS”) will act as agent for the securities and will receive an agent discount of up to $17.75 per security. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession not in excess of $12.50 per security. Such securities dealers may include those using the trade name Wells Fargo Advisors (“WFA”). In addition to the concession allowed to WFA, WFS will pay $0.75 per security of the agent’s discount to WFA as a distribution expense fee for each security sold by WFA. In addition, Credit Suisse may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP	22553PLD9

Investment Description

•	Linked to the lowest performing of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index® (each referred to as an “Index”, and collectively as the “Indices”)

•	Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of principal at stated maturity. Instead, the securities provide for a maturity payment amount that may be greater than or less than the original offering price of the securities, depending on the performance of the lowest performing Index. The lowest performing Index is the Index that has the lowest index return (i.e., the lowest percentage change from its starting level to its ending level).

The maturity payment amount will reflect the following terms:

o	If the ending level of the lowest performing Index is greater than or equal to its threshold level:

You will receive the original offering price plus a contingent fixed return of at least 7% (to be determined on the pricing date) of the original offering price.

o	If the ending level of the lowest performing Index is less than its threshold level:

You will have full downside exposure to the decrease in the level of the lowest performing Index from its starting level to its ending level, and you will lose more than 30%, and possibly all, of the original offering price of your securities.

•	The threshold level for each Index is equal to 70% of its starting level

•	Investors may lose more than 30%, and possibly all, of the original offering price

•	Any positive return on the securities at stated maturity will be limited to the contingent fixed return, even if the ending level of the lowest performing Index significantly exceeds its starting level; you will not participate in any appreciation of the lowest performing Index beyond the contingent fixed return.

•	Your return on the securities will depend solely on the performance of the lowest performing Index. You will not benefit in any way from the performance of the better performing Indices. Therefore, you will be adversely affected if any Index performs poorly, even if the other Indices perform favorably.

•	All payments on the securities are subject to the credit risk of Credit Suisse; if Credit Suisse defaults on its obligations, you could lose some or all of your investment

•	No periodic interest payments or dividends

•	No exchange listing; you should be willing and able to hold your securities to stated maturity

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the pricing date will be between $950 and $980 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our internal funding rate)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the pricing date. See “Investment Description” and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this fact sheet and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

This fact sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Supplemental terms of the securities

For purposes of the securities offered by the accompanying pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in such pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Underlying	Index
Underlying Return	Index Return
Trade date	Pricing date
Principal amount	Original offering price
Valuation date	Calculation day
Maturity date	Stated maturity
Fixed payment percentage	Contingent fixed return
Lowest performing underlying	Lowest performing Index
Initial level	Starting level
Final level	Ending level
Knock-in level	Threshold level

How the lowest performing Index is determined

The lowest performing Index is the Index with the lowest index return.

The index return, with respect to an Index, will be the percentage change from its starting level to its ending level.

How the maturity payment amount is calculated

On the stated maturity date, you will receive a cash payment per security (the maturity payment amount) calculated as follows:

•	If the ending level of the lowest performing Index is greater than or equal to its threshold level, the maturity payment amount will be equal to .

If the ending level of the lowest performing Index is less than its threshold level, the maturity payment amount will be equal to: $1,000 plus

($1,000 × index return of the lowest performing Index)

If the ending level of the lowest performing Index is less than its threshold level, you will lose more than 30%, and possibly all, of the original offering price of your securities at stated maturity.

Hypothetical Payout Profile

The following profile illustrates a range of hypothetical returns on the securities at maturity for a range of hypothetical index returns of the lowest performing Index, assuming a hypothetical contingent fixed return of 7% or $70 per security (the minimum contingent fixed return that may be determined on the pricing date) and a threshold level for the lowest performing Index equal to 70% of its starting level. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual index return of the lowest performing Index and the actual contingent fixed return. The performance of the better performing Indices is not relevant to your return on the securities.

Hypothetical Returns

Hypothetical index return of lowest performing Index	Hypothetical maturity payment amount per security	Hypothetical pre-tax total rate of return
100.00%	$1,070	7.00%
75.00%	$1,070	7.00%
50.00%	$1,070	7.00%
40.00%	$1,070	7.00%
30.00%	$1,070	7.00%
20.00%	$1,070	7.00%
10.00%	$1,070	7.00%
0.00%	$1,070	7.00%
-10.00%	$1,070	7.00%
-20.00%	$1,070	7.00%
-30.00%	$1,070	7.00%
-31.00%	$690	-31.00%
-40.00%	$600	-40.00%
-50.00%	$500	-50.00%
-60.00%	$400	-60.00%
-70.00%	$300	-70.00%
-80.00%	$200	-80.00%
-90.00%	$100	-90.00%
-100.00%	$0	-100.00%

Assumes a hypothetical contingent fixed return of 7%, or $70 per security (the minimum contingent fixed return that may be determined on the pricing date). Each security has an original offering price of $1,000. The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you will receive at stated maturity and the resulting rate of return will depend on the actual index return of the lowest performing Index and the actual contingent fixed return. The performance of the better performing Indices is not relevant to your return on the securities.

Selected Risk Considerations

The risk factors listed below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

Risks Relating to the Securities Generally

•	If The Ending Level Of The Lowest Performing Index Is Less Than Its Threshold Level, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.
•	Regardless Of The Amount Of Any Payment You Receive On The Securities, Your Actual Yield May Be Different In Real Value Terms.
•	The Potential Return On The Securities Is Limited To The Contingent Fixed Return.
•	No Periodic Interest Will Be Paid On The Securities.
•	The Securities Are Subject To The Full Risks Of Each Index And Will Be Negatively Affected If Any Index Performs Poorly, Even If The Other Indices Perform Favorably.
•	The Starting Level of Any Index May Be Determined On A Date Later Than The Pricing Date.
•	Stated Maturity May Be Postponed If The Calculation Day Is Postponed.
•	The Probability That The Ending Level Of The Lowest Performing Index Will Be Less Than Its Threshold Level Will Depend On The Volatility Of Such Index.
•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Risks Relating to the Indices

•	Historical Performance Of Any Index Is Not Indicative Of Future Performance.
•	We And Our Affiliates Generally Do Not Have Any Affiliation With Any Index Or Index Sponsor And Are Not Responsible For Its Public Disclosure of Information.
•	Changes To Any Index Could Adversely Affect The Securities.
•	We Cannot Control The Actions Of Any Issuers Whose Equity Securities Are Included In Any Index.
•	The Securities Are Linked To The Russell 2000® Index And Are Subject To The Risks Associated With Small-Capitalization Companies.
•	Foreign Company Risk.
•	No Ownership Rights Relating To The Indices.
•	No Dividend Payments Or Voting Rights.
•	Government Regulatory Action, Including Legislative Acts And Executive Orders, Could Result In Material Changes To The Indices And Could Negatively Affect Your Return On The Securities.

Risks Relating to the Issuer

•	The Securities Are Subject To The Credit Risk Of Credit Suisse.
•	Credit Suisse Is Subject To Swiss Regulation.

Risks Relating to Conflicts of Interest

•	Hedging and Trading Activity Could Adversely Affect Our Payment To You At Stated Maturity.
•	Our Economic Interests Are Potentially Adverse To Your Interests.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Unpredictable Economic And Market Factors Will Affect The Value Of The Securities.
•	The Estimated Value Of The Securities On The Pricing Date May Be Less Than The Original Offering Price.
•	If On The Pricing Date The Internal Funding Rate We Use In Structuring Notes Such As These Securities Is Lower Than The Interest Rate That Is Reflected In The Yield On Our Conventional Debt Securities Of Similar Maturity In The Secondary Market (Our “Secondary Market Credit Spreads”), We Expect That The Economic Terms Of The Securities Will Generally Be Less Favorable To You Than They Would Have Been If Our Secondary Market Credit Spread Had Been Used In Structuring The Securities.
•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Credit Suisse Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.
•	The Securities Will Not Be Listed On Any Securities Exchange And A Trading Market For The Securities May Not Develop.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated February 25, 2022, the Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020 and the Prospectus Supplement and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010322003381/dp167812_424b2-t2300.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Not appropriate for all investors

Investment appropriateness must be determined individually for each investor. The securities described herein are not an appropriate investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Credit Suisse, WFS and their affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Not a research report

This material is not a product of Credit Suisse’s research department.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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